Exhibit 99.1

May 8, 2026

TELUS CORPORATION

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, the following matters were voted on at the annual meeting of shareholders of TELUS Corporation (the “Company”) held on May 8, 2026 and the report on the voting results is as follows:

1.             Election of Directors

Each of the following nominees was elected as a director of the Company:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Raymond T. Chan	592,322,965	97.91%	12,667,245	2.09%
Hazel Claxton	599,400,953	99.08%	5,589,256	0.92%
Lisa De Wilde	583,361,107	96.42%	21,629,103	3.58%
Victor Dodig	593,352,117	98.08%	11,638,092	1.92%
Darren Entwistle	586,791,970	96.99%	18,198,239	3.01%
Thomas Flynn	596,684,564	98.63%	8,305,646	1.37%
Mary Jo Haddad	577,841,419	95.51%	27,148,791	4.49%
Martha Hall Findlay	595,075,545	98.36%	9,914,665	1.64%
Christine Magee	597,282,615	98.73%	7,707,595	1.27%
John Manley	579,845,538	95.84%	25,144,672	4.16%
David Mowat	592,867,380	98.00%	12,122,830	2.00%
Marc Parent	577,961,748	95.53%	27,028,461	4.47%
Denise Pickett	596,211,746	98.55%	8,778,464	1.45%
W. Sean Willy	595,898,668	98.50%	9,091,541	1.50%

2.             Appointment of Auditors

Deloitte LLP were appointed auditors of the Company for the ensuing year.

Votes for: 568,157,328 (92.18%)

Votes withheld: 48,187,069 (7.82%)

3.             Advisory vote on the Company’s approach to executive compensation

Votes for: 537,321,033 (88.82%)

Votes against: 67,667,577 (11.18%)

4.             Approval of increase to share reserve under the RSU Plan

Votes for: 576,767,495 (95.34%)

Votes against: 28,222,715 (4.66%)